 Exhibit 99.1

Brenmiller Energy and Baran Energy to Accelerate bGen™ ZERO Thermal Energy Storage Project Deployments

●	Baran Energy, a subsidiary of the Baran Group, Israel’s largest engineering firm, to acquire projects within Brenmiller’s existing portfolio.

●	Baran and Brenmiller to develop global opportunities that are expected to generate long-term recurring revenues for both companies, while reducing greenhouse gas emissions for industrial applications.

●	Powerful strategic collaboration aimed at advancing the deployment of TES projects in Israel and worldwide by combining Brenmiller’s innovative bGen™ technology with Baran’s core project development capabilities.

Rosh HaAyin and Beit Dagan, February 20, 2025 — Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (NASDAQ: BNRG), a leading global provider of thermal energy storage (“TES”) solutions to industrial and utility markets, and Baran Energy, a subsidiary of the Baran Group Ltd. (“Baran”) (TASE: BRAN), an international engineering company that provides management, design and financing solutions for large-scale infrastructure projects, today announced they have signed a strategic cooperation agreement to accelerate bGen™ ZERO project development and deployments through sales, acquisitions, and operations of selected projects in Israel. To further bGen™ uptake within industrial sectors, Brenmiller will sell certain projects to Baran, subject to the satisfaction of certain conditions precedent, benefiting from the engineering firm’s core project capabilities to ensure effective and timely deployment.

Brenmiller and Baran’s collaboration reinforces each company’s commitment to delivering innovative and commercially viable solutions to the market while, also, representing considerable progress toward a common vision for a sustainable economy.

“I believe we are entering a phase of accelerated growth, with growing demand for our pioneering heat batteries, from major global companies, including Fortune 500s. Collaborations of this sort allow us to respond to market demand quickly and meet our customers’ needs efficiently and affordably,” stated Avi Brenmiller, Chief Executive Officer, and founder of Brenmiller Energy. “With its robust financial resources and extensive infrastructure engineering experience, Baran is an ideal partner for our growth and will play a leading role in helping line up highly capable professional and financial partners for our projects.”

With hundreds of infrastructure projects deployed globally, Baran brings 40 years of engineering excellence and formidable financial backing to assist in developing Brenmiller’s current and future TES projects.

“The energy sector which includes the thermal energy storage is a core pillar of Baran’s long-term growth strategy,” said Izek Frank, Chief Executive Officer of Baran. “Through this framework agreement, we are positioned to make targeted project investments that will drive meaningful cost-savings and emissions reduction for global industry while creating long-term economic value for shareholders. Our first two TES projects with Brenmiller mark the beginning of a broader collaboration that will allow us to scale clean energy solutions efficiently and profitably.”

Brenmiller’s current bGen™ project pipeline of commercial opportunities is valued at over $440 million and represents 103 MWh of bGen™ TES systems in operation and construction worldwide.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

About Baran Group

The Baran Group is an international engineering company that provides engineering solutions for the management and design of building, industrial, and technological infrastructures, operating in Israel and abroad. The core activities of the Baran Group include the management, planning, and execution of complex projects in the fields of infrastructure, construction, and integrated industrial systems, energy, agriculture, and water, both in Israel and internationally. The Baran Group offers fully integrated project services, starting from feasibility studies, conceptual preliminary planning, detailed design, procurement services, project management, and supervision of execution, organizing financing packages and full project implementation. The Baran Group controls subsidiaries and affiliated companies operating in Israel and abroad and has, to date, been responsible for executing thousands of projects worldwide, both large and small, complex, and simple, for hundreds of satisfied clients across a wide range of industries. The Baran Group employs around eight hundred people, including employees in its foreign subsidiaries. The Baran Groups operations are divided into two sectors: Baran Israel and Baran International. Baran Israel is the leading entity in its field in Israel and specializes in managing, planning, and executing projects in Israel in the process industry, construction, and civil infrastructure sectors. These include, among others, the chemical, biotechnology, food, water treatment, ecology, and renewable energy industries, as well as roads, railways, public buildings, and telecommunications infrastructure (both wired and wireless). Baran International conducts work and projects in the field of wired and cellular communication infrastructure, heavy industry, energy, water and agriculture sectors, and civil infrastructures.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: future outcomes of the strategic cooperation agreement between the Company and Baran, including generating long-term recurring revenues for both companies, meaningful cost-savings and emissions reduction for global industry while creating long-term economic value for shareholders; the Company’s future accelerated growth; growing demand for the Company’s heat batteries from major global companies, including Fortune 500s; that the Company’s collaboration with Baran will allow it to respond to market demand quickly and meet customers’ needs efficiently and affordably; that Baran will play a leading role in helping the Company line up highly capable professional and financial partners for its projects; the sale of certain Company projects to Baran, which is subject to the satisfaction of certain conditions precedent; and the Company’s project pipeline that is valued at over $440 million and represents 103 MWh of bGen™ TES systems in operation and construction worldwide. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain crucial factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com